UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 6)

Key Technology, Inc.

(Name of Subject Company (Issuer))

Cascade Merger Sub, Inc.

(Offeror)

Duravant LLC

(Parent of Offeror)

WARBURG PINCUS PRIVATE EQUITY XII, L.P.

WARBURG PINCUS PRIVATE EQUITY XII-B, L.P.

WARBURG PINCUS PRIVATE EQUITY XII-D, L.P.

WARBURG PINCUS PRIVATE EQUITY XII-E, L.P.

WP XII PARTNERS, L.P.

WARBURG PINCUS XII PARTNERS, L.P.

(Other Person)

(Names of Filing Persons (identifying status as Offeror, Issuer or Other Person))

Common stock, no par value

(Title of Class of Securities)

493143101

(CUSIP Number of Class of Securities)

Craig Reuther

Duravant LLC

3500 Lacey Road, Suite 290, Downers Grove, IL 60515

Tel: (630) 635-3913

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

James Langston

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$172,933,132.50	$21,530.18

*	The calculation of the transaction value is determined by multiplying the offer price of $26.75 per share by 6,464,790 shares of common stock, no par value, of Key Technology, Inc. issued and outstanding (including 321,154 shares subject to service-based or performance-based vesting conditions). The calculation of the filing fee is based on information provided by Key Technology, Inc. as of February 7, 2018.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, issued August 24, 2017, by multiplying the transaction valuation by 0.0001245.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $21,530.18	Filing Party: Cascade Merger Sub, Inc. and Duravant LLC
Form or Registration No: Schedule TO	Date Filed: February 8, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 6 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Cascade Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Duravant LLC, a Delaware limited liability company (“Duravant”), with the Securities and Exchange Commission on February 8, 2018 (together with any subsequent amendments and supplements thereto, including this Amendment, the “Schedule TO”). The Schedule TO relates to the tender offer by Purchaser for all of the outstanding shares of common stock, no par value (“Shares”), of Key Technology, Inc., an Oregon corporation (“Key Technology”), at a price per share of $26.75, net to the seller in cash, without interest and subject to any withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 8, 2018 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”, a copy of which is attached as Exhibit (a)(1)(B), and which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following text thereto:

“The Offer and withdrawal rights expired at 5:00 p.m. (Eastern Time), on Monday, March 19, 2018. The Depositary has indicated that, as of the Expiration Time, a total of 5,510,731 Shares (excluding Shares subject to notices of guaranteed delivery for which such shares underlying the notices of guaranteed delivery have not been delivered to the Depositary) have been validly tendered in the Offer, and not validly withdrawn, representing approximately 86.2% of the outstanding Shares as of the Expiration Time.

The number of Shares (excluding Shares subject to notices of guaranteed delivery for which such shares underlying the notices of guaranteed delivery have not been delivered to the Depositary) validly tendered in the Offer, and not validly withdrawn, satisfies the Minimum Tender Condition. All conditions to the Offer having been satisfied or waived, Purchaser has accepted for payment and will promptly pay for all such Shares pursuant to the Offer.

Purchaser has exercised the Top-Up Option in accordance with the Merger Agreement, as a result of which Purchaser purchased a sufficient number of Shares to complete the Merger without any vote or other action by the shareholders of Key Technology pursuant to Section 60.491 of the OBCA. The short-form merger was subsequently completed on March 20, 2018. Pursuant to the Merger Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Key Technology, Duravant, Purchaser or the holders of any shares of capital stock of Key Technology, each of the Shares issued and outstanding immediately prior to the Effective Time (other than Shares owned by Duravant, Purchaser or any other wholly-owned subsidiary of Duravant or Shares of Key Technology or any wholly-owned subsidiary of Key Technology) was canceled and converted automatically into and thereafter represented the right to receive an amount equal to $26.75 in cash, without interest, and net of any applicable withholding taxes (which is the same cash price per Share paid in the Offer).

Upon consummation of the Merger, Key Technology became a wholly-owned subsidiary of Duravant. In addition, following the Merger, all Shares will be delisted from NASDAQ and deregistered under the Exchange Act.

On March 20, 2018, Duravant issued a press release announcing the expiration and successful completion of the Offer. A copy of the press release issued by Duravant is attached hereto as Exhibit (a)(1)(P) and is incorporated by reference herein.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(1)(P)	Press Release, dated March 20, 2018.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

CASCADE MERGER SUB, INC.

By: /s/ Craig Reuther
Name: Craig Reuther
Title: Vice President and Chief Financial Officer

DURAVANT LLC

By: /s/ Craig Reuther
Name: Craig Reuther
Title: Chief Financial Officer

WARBURG PINCUS PRIVATE EQUITY XII, L.P.

By: Warburg Pincus XII, L.P., its general partner

By: WP Global LLC, its general partner

By: Warburg Pincus Partners II, L.P., its managing member

By: Warburg Pincus Partners GP LLC, its general partner

By: Warburg Pincus & Co., its managing member

By: /s/ Robert B. Knauss

Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS PRIVATE EQUITY XII-B, L.P.

By: Warburg Pincus XII, L.P., its general partner

By: WP Global LLC, its general partner

By: Warburg Pincus Partners II, L.P., its managing member

By: Warburg Pincus Partners GP LLC, its general partner

By: Warburg Pincus & Co., its managing member

By: /s/ Robert B. Knauss

Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS PRIVATE EQUITY XII-D, L.P.

By: Warburg Pincus XII, L.P., its general partner

By: WP Global LLC, its general partner

By: Warburg Pincus Partners II, L.P., its managing member

By: Warburg Pincus Partners GP LLC, its general partner

By: Warburg Pincus & Co., its managing member

By: /s/ Robert B. Knauss

Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS PRIVATE EQUITY XII-E, L.P.

By: Warburg Pincus XII, L.P., its general partner

By: WP Global LLC, its general partner

By: Warburg Pincus Partners II, L.P., its managing member

By: Warburg Pincus Partners GP LLC, its general partner

By: Warburg Pincus & Co., its managing member

By: /s/ Robert B. Knauss

Name: Robert B. Knauss
Title: Partner

WP XII PARTNERS, L.P.

By: Warburg Pincus XII, L.P., its general partner

By: WP Global LLC, its general partner

By: Warburg Pincus Partners II, L.P., its managing member

By: Warburg Pincus Partners GP LLC, its general partner

By: Warburg Pincus & Co., its managing member

By: /s/ Robert B. Knauss

Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS XII PARTNERS, L.P.

By: Warburg Pincus XII, L.P., its general partner

By: WP Global LLC, its general partner

By: Warburg Pincus Partners II, L.P., its managing member

By: Warburg Pincus Partners GP LLC, its general partner

By: Warburg Pincus & Co., its managing member

By: /s/ Robert B. Knauss

Name: Robert B. Knauss
Title: Partner

Dated: March 20, 2018

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated February 8, 2018.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in The New York Times on February 8, 2018.*

(a)(1)(G)	Press Release, dated January 25, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Duravant LLC with the U.S. Securities and Exchange Commission on January 26, 2018).*

(a)(1)(H)	Letter from Duravant President & CEO to Duravant Employees, dated January 25, 2018 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Duravant LLC with the U.S. Securities and Exchange Commission on January 26, 2018).*

(a)(1)(I)	Letter from Duravant President & CEO to Key Technology Employees, dated January 25, 2018 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Duravant LLC with the U.S. Securities and Exchange Commission on January 26, 2018).*

(a)(1)(J)	Overview of Duravant Presentation to Key Technology Employees, dated January 25, 2018 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by Duravant LLC with the U.S. Securities and Exchange Commission on January 26, 2018).*

(a)(1)(K)	Tweet from January 25, 2018 by Duravant (@Duravant) (incorporated by reference to Exhibit 99.5 to the Schedule TO-C filed by Duravant LLC with the U.S. Securities and Exchange Commission on January 26, 2018).*

(a)(1)(L)	LinkedIn posting from January 25, 2018 by Duravant (incorporated by reference to Exhibit 99.6 to the Schedule TO-C filed by Duravant LLC with the U.S. Securities and Exchange Commission on January 26, 2018).*

(a)(1)(M)	Facebook posting from January 25, 2018 by Duravant (incorporated by reference to Exhibit 99.7 to the Schedule TO-C filed by Duravant LLC with the U.S. Securities and Exchange Commission on January 26, 2018).*

(a)(1)(N)	Press Release, dated February 8, 2018.*

(a)(1)(O)	Press Release, dated March 9, 2018.*

(a)(1)(P)	Press Release, dated March 20, 2018.

(b)(1)	Amended and Restated Debt Commitment Letter, dated February 5, 2018, by and among Jefferies Finance LLC, Citigroup Global Markets, Inc., Credit Suisse AG, Credit Suisse Securities (USA) LLC, Antares Capital LP, Société Générale, SG Americas, LLC and Engineered Machinery Holdings, Inc.*

(d)(1)	Agreement and Plan of Merger, dated as of January 25, 2018 by and among Duravant LLC, Cascade Merger Sub, Inc. and Key Technology, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Key Technology, Inc. on January 31, 2018).*

Exhibit No.	Description

(d)(2)	Confidentiality Agreement, dated October 9, 2017 by and between Duravant LLC and Robert W. Baird & Co. Incorporated, acting as Key Technology, Inc.’s financial advisor.*

(d)(3)	Exclusivity Agreement, delivered January 24, 2018 by and between Duravant LLC and Key Technology, Inc.*

(d)(4)	Tender and Support Agreement, dated January 25, 2018, by and among Duravant LLC, Cascade Merger Sub, Inc., Robert M. Averick, Leslie J. Schreyer, as Trustee under the Trust Agreement dated December 23, 1989 for the benefit of the issue of Jonathan D. Sackler, Piton Capital Partners LLC and M3C Holdings LLC.*

(g)	None.

(h)	None.

* Previously filed.